UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):   May 1, 2007

FOREST OIL CORPORATION

(Exact name of registrant as specified in its charter)

New York

(State or other jurisdiction of incorporation)

1-13515	25-0484900
(Commission File Number)	(IRS Employer Identification No.)

707 17th Street, Suite 3600, Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

303.812.1400

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.             Regulation FD Disclosure.

On May 1, 2007, we issued a press release announcing that we had scheduled a special meeting of shareholders on June 5, 2007, at 10:00 a.m. MT.  The record date for the special meeting is April 30, 2007.  Information about the matters to be presented to the shareholders for vote at the special meeting is contained in the press release, which is furnished and attached to this Current Report as Exhibit 99.1.

The foregoing summary is not a substitute for the registration statement and joint proxy statement/prospectus pertaining to the pending merger that were filed with the Securities and Exchange Commission.   Copies of the joint proxy statement/ prospectus will be mailed to investors commencing on or about May 4, 2007.  Investors are urged to read the joint proxy statement/prospectus which contains important information, including detailed risk factors.  The joint proxy statement/prospectus and other documents that have been and that will be filed by Forest and Houston Exploration with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request to The Houston Exploration Company, 1100 Louisiana Street, Suite 2000, Houston, TX 77002, Attention: Investor Relations.

Forest, Houston Exploration and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the participants in the solicitation is set forth in the proxy statement/prospectus-information statement.

The information furnished in this Current Report under the heading “Item 7.01 Regulation FD Disclosure” including Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended.

Item 9.01.             Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit	Description

99.1	Forest Oil Corporation press release dated May 1, 2007, entitled “Forest Oil Announces Special Meeting of Shareholders Scheduled for June 5, 2007.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST OIL CORPORATION
(Registrant)

Dated:	May 2, 2007	By	/s/ CYRUS D. MARTER IV
Cyrus D. Marter IV
Vice President, General Counsel and
Secretary

Exhibit Index

99.1	Forest Oil Corporation press release dated May 1, 2007, entitled “Forest Oil Announces Special Meeting of Shareholders Scheduled for June 5, 2007.”

Exhibit 99.1

NEWS	FOR FURTHER INFORMATION

FOREST OIL CORPORATION	CONTACT: PATRICK J. REDMOND
707 17TH STREET, SUITE 3600	DIRECTOR - INVESTOR RELATIONS
DENVER, COLORADO 80202	303.812.1441

FOR IMMEDIATE RELEASE

FOREST OIL ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR JUNE 5, 2007

DENVER, COLORADO — May 1, 2007 - Forest Oil Corporation (NYSE:FST) (Forest or the Company) announced today that it has scheduled a special meeting of shareholders on June 5, 2007, at 10:00 a.m. MT, at Denver Marriott City Center, 1701 California Street, Denver, Colorado 80202, to (1) consider and vote on the proposal to approve the issuance of additional shares of Forest common stock pursuant to the Agreement and Plan of Merger, dated as of January 7, 2007, by and among Forest, MJCO Corporation, a Delaware corporation and a wholly owned subsidiary of Forest, and The Houston Exploration Company (Houston Exploration), as the Agreement may be amended from time to time; (2) to consider and vote upon the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan; and (3) to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only Forest shareholders of record at the close of business on April 30, 2007, the record date for the Forest special meeting, are entitled to notice of, and to vote at, the Forest special meeting and any adjournments or postponements of the Forest special meeting.

Forest’s board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

The acquisition is subject to the approval of Forest shareholders and Houston Exploration stockholders and other customary conditions.  If approved, Forest anticipates the acquisition of Houston Exploration to close on June 6, 2007.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities that

Forest assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this press release are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Forest cautions that its future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas. These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in reports that Forest files with the Securities and Exchange Commission (SEC), including its 2006 Annual Report on Form 10-K, quarterly reports on Form 10-Q, and Current Reports on Form 8-K. Also, the financial results of Forest’s foreign operations are subject to currency exchange rate risks. Any of these factors could cause Forest’s actual results and plans to differ materially from those in the forward-looking statements.

These materials are not a substitute for the registration statement that was filed with the SEC in connection with Forest’s proposed acquisition of Houston Exploration, or the joint proxy statement/prospectus which we plan to mail to shareholders commencing on May 4, 2007. Investors are urged to read the joint proxy statement/prospectus, which the SEC declared effective on May 1, 2007, as it contains important information, including detailed risk factors. The registration statement and other documents filed by Forest and Houston Exploration with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made, to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request to The Houston Exploration Company, 1100 Louisiana Street, Suite 2000 Houston, TX 77002, Attention: Investor Relations.  This news release does not constitute an offer to sell or a solicitation of an offer to buy any shares of Forest or Houston Exploration common stock.

Houston Exploration, Forest, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the final joint proxy statement/prospectus.

*****

Forest Oil Corporation is engaged in the acquisition, exploration, development, and production of natural gas and crude oil in North America and selected international locations.  Forest’s principal reserves and producing properties are located in the United States in Alaska, Louisiana, New Mexico, Oklahoma, Texas, Utah, and Wyoming, and in Canada.  Forest’s common stock trades on the New York Stock Exchange under the symbol FST.  For more information about Forest, please visit its website at www.forestoil.com.

May 1, 2007

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